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                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549

                                 SCHEDULE 13D
                   Under the Securities Exchange Act of 1934
                              (Amendment No. 1)*

                            Harvey Electronics, Inc.
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                                (Name of Issuer)

                                  Common Stock
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                         (Title of Class of Securities)

                                   417660107
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                                 (CUSIP Number)

                        Matthew Larson and Alicia Larson
               c/o Oppenheimer, 200 Park Ave., New York, NY 10166
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                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                                    09-24-03
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             (Date of Event which Requires Filing of This Statement)

   If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [_].


   Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss. 240.13d-7(b) for other parties to whom copies are to be sent.

   * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

   The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


   POTENTIAL PERSONS WHO ARE TO RESPOND TO THE COLLECTION OF INFORMATION CONTAINED IN THIS FORM ARE NOT REQUIRED TO RESPOND UNLESS THE FORM DISPLAYS A CURRENTLY VALID OMB CONTROL NUMBER.
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CUSIP No.                              13D                     Page   of   Pages


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1.   Name of Reporting Persons.
     I.R.S. Identification Nos. of above persons (entities only).

     Matthew Larson and Alicia Larson
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2.   Check the Appropriate Box If a Member of a Group (See Instructions)
     (a)  [_]
     (b)  [_]
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3.   SEC Use Only

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4.   Source of Funds (See Instructions)

     PF
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5.   Check If Disclosure of Legal Proceedings Is Required Pursuant to
     Items 2(d) or 2(e)                                             [_]

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6.   Citizenship or Place of Organization

     USA
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               7.   Sole Voting Power
  NUMBER OF         365,800
   SHARES      -----------------------------------------------------------------
BENEFICIALLY   8.   Shared Voting Power
 OWNED BY
    EACH       -----------------------------------------------------------------
  REPORTING    9.   Sole Dispositive Power
   PERSON           365,800
    WITH       -----------------------------------------------------------------
               10.  Shared Dispositive Power

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11.  Aggregate Amount Beneficially Owned by Each Reporting Person
     365,800
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12.  Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares
     (See Instructions)                                               [_]
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13.  Percent of Class Represented by Amount in Row (11)
     11.03% (1)
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14.  Type of Reporting Person (See Instructions)
     IN
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(1) Based on 3,324,525 shares of the issuer outstanding as of September 12, 2003

ITEM 1. SECURITY AND ISSUER

ITEM 1.  SECURITY AND ISSUER.

         This statement relates to the common stock of Harvey Electronics, Inc., a New York corporation (the "Issuer"). The principal executive offices of the Issuer are located at 205 Chubb Avenue, Lyndhurst, New Jersey 07071.

ITEM 2.  IDENTITY AND BACKGROUND.

         This statement is being filed by Matthew and Alicia Larson. Mr. Larson is an Executive Director, Invesments of Oppenheimer.

         During the last five years, neither Matthew Larson nor Alicia Larson have been (a) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         Between the period of July 30, 2003 and September 18, 2003, Mr & Mrs. Larson purchased 37,000 shares of common stock in open market transactions for an aggregate purchase price of approximately $32,307 out of personal funds. This brings the total shares owned to 365,800.

ITEM 4.  PURPOSE OF TRANSACTION.

         The securities of the Issuer were acquired for investment purposes. Mr. and Mrs. Larson purchased the shares of common stock based upon the belief that the shares are extremely undervalued.

         Despite being well managed and the leading home entertainment audio/visual retailer in the NYC area, Harvey trades at a significant discount to book value and sales relative to its comparable publicly traded peer group. Mr. and Mrs. Larson question whether the public market is the proper venue for a company the size of Harvey. Without the expense required for public filings, cash flow at Harvey would increase significantly.

         Although Mr. and Mrs. Larson support management, they intend to begin discussions urging them to pursue a sale or merger of the company, including a going private transaction.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

         (a) As of September 18, 2003, Mr. and Mrs. Larson beneficially own 365,800 (11.03%) of the Issuers common stock, based upon the outstanding 3,324,525 shares of the Issuer's common stock reported in its Quarterly Report on Form 10-Q for the period ending September 12, 2003.

         (b) As of September 18, 2003, Mr. and Mrs. Larson have the sole voting and dispositive power with respect to 365,800 shares of the Issuer's common stock. Mr. and Mrs. Larson do not share any voting or dispositive power with respect to the Issuer's common stock.

         (c) During the last 60 days, Mr. and Mrs. Larson have engaged in the following open market transactions:

   TRANSACTION     DATE         QUANTITY     PRICE PER SHARE

     Buy          07/30/2003     3,000            .82
     Buy          09/11/2003     3,000            .95
     Buy          09/11/2003     3,000            .98
     Buy          09/11/2003     1,500            .97
     Buy          09/15/2003     3,000            .85
     Buy          09/15/2003     1,000            .8870
     Buy          09/15/2003     1,500            .88
     Buy          09/16/2003     1,500            .91
     Buy          09/16/2003     5,000            .83
     Buy          09/16/2003     9,500            .84
     Buy          09/18/2003     5,000            .87

         (d) Not applicable.

         (e) Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

None

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

         Not applicable.



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                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: September 24, 2003
       ------------------

                                             By: /s/ Matthew Larson
                                                 /s/ Alicia Larson